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                                                                                                      Exhibit 12(a)

                                          J. C. Penney Company, Inc.
                                         and Consolidated Subsidiaries

                     Computation of Ratios of Available Income to Combined Fixed Charges
                                     and Preferred Stock Dividend Requirement





                                                          52 Weeks       52 Weeks       53 Weeks         52 Weeks Ended
                                                           Ended          Ended          Ended           --------------
($ Millions)                                              01/29/00       01/30/99       01/31/98       01/25/97   01/27/96
                                                         ---------      ---------      ---------       --------   ---------

Income from continuing operations                          $490           $914           $882            $853      $1,285
      (before income taxes, before
      capitalized interest, but
      after preferred stock dividend)

Fixed charges

Interest (including capitalized interest) on:

      Operating leases                                      272            225            180             110         102
      Short term debt                                       137            106            121             102         129
      Long term debt                                        538            557            527             312         254
      Capital leases                                          2              4              7               6           6
      Other, net                                             (5)             1             (5)             14           1

                                                        -------        -------        -------         -------      ------
Total fixed charges                                         944            893            830             544         492

Preferred stock dividend, before taxes                       36             37             40              46          48

Combined fixed charges and preferred                    -------        -------        -------         -------      ------
      stock dividend requirement                            980            930            870             590         540

Total available income                                   $1,470         $1,844         $1,752          $1,443      $1,825
                                                        =======        =======        =======         =======      ======
Ratio of available income to combined
      fixed charges and preferred stock
      dividend requirement                                  1.5            2.0            2.0             2.4         3.4
                                                        =======        =======        =======         =======      ======
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The interest cost of the LESOP notes guaranteed by the Company is not included in fixed charges above. The LESOP notes were repaid in July 1998.